January 3, 2011


Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549


Re:     NASB Financial, Inc.
        Form 10-K for fiscal year ended September 30, 2009
        File Number: 000-24033


Dear Sir or Madam:

The following are in response to the items noted in your letter dated November 18, 2010:

Form 10-Q for the period ended March 31, 2010
---------------------------------------------

1. Please refer to your response to comment 9 of our August 2, 2010,letter and address the following:

- Please Provide us the analyses that you performed on each of your LLCs at September 30, 2009, and at December 31, 2009, that sets forth the quantitative inputs considered and that includes a qualitative discussion of how you considered each input, including any weighting of the inputs, and how each element of the internal model was considered in making your conclusions regarding the recoverability of your investments.

- Please provide us a description of the internal model and each element utilized by it (i.e., third party appraisals, on-going business, or discounted cash flows, etc.).

- Please tell us if third party appraisals are always used; and, if so, clarify, as requested in the point above, how you weighted them in reaching your conclusions.

- Please tell us what you mean by the disclosures that your investment in NBH was not materially impaired, quantifying for us the amount of the impairment and when it was determined.

- Please tell us if you intend to update the analyses at September
30, 2010.


Responses:

Central Platte Holdings, LLC
----------------------------

As background, Central Platte is a multi-phase development, that is currently projected to develop a total of 2,100 residential lots over
the next 18 to 25 years.  Currently, phases 1-4, consist of   a) 132
developed single family lots (Phases 1-2); b) 41-acres of partially developed lots (Phases 3-4); and; c) existing subdivision amenities consisting of a large clubhouse, pools, tennis courts, etc., that will serve all phases. The remaining property consists of 1,058 acres of contiguous raw ground intended for future residential development. Our Central Platte partnership agreement provides that, as cashflow becomes available to Central Platte, it will first be used to repay NASB for its investment in development costs, with subsequent cashflow divided equally among the partners.

At September 30, 2009, we analyzed our investment in Central Platte using an undiscounted cash flow approach. However, based upon our discussions with the SEC regarding Central Platte in May 2010, we subsequently established a multi-faceted, holistic approach to measuring impairment using four different valuation methods that incorporate third-party appraisals and a discounting of estimated future cashflows. Our methods, described below as of September 30, 2009, were retroactively applied to validate that our investment in Central Platte was not materially impaired at September 30, 2009. Using this multi-faced approach, final values were derived using a simple average of methods 1, 2, and 3, which are described in detail along with method 4, below.


Central Platte Valuation Method #1:
-----------------------------------
This method presumes that the value for our interest in the entire property is derived from its total appraised value. Management did not receive an independent third-party appraisal during the period ended September 30, 2009. In lieu of an appraisal, we started with a broker's price opinion from March 2009, which valued the 1,058 acres of raw land at $15,000 per acre, then applied a downward adjustment of 30% (25% to account for a degradation in real estate property values between March and September 2009 and another 5% to account for the large size of our property). This resulted in a value for the raw ground of $10,500 per acre at September 30, 2009. This downward adjustment in value related to property value degradation between March and September is supported by, and generally coincides with, the change in the Moody's/REAL Commercial Property Price Index (CPPI) for all property types, which was 109.61 in September 2009, versus
148.07 in March 2009, a decrease of approximately 26%. In addition, the independent third-party appraisal that was subsequently obtained in April 2010, with an as-of date of March 31, 2010, valued the 1,058 acres of raw land at $9,650 per acre. As with most appraisals, comparable land sale prices are adjusted either upward or downward, depending on various factors (i.e., timing, conditions of property, size, etc.) As the appraisal was as of March 31, 2010, we evaluated the "timing" factor utilized to determine what the raw land value would be as of September 30, 2009. Retrospectively applying the monthly discount, used in the March 31, 2010 appraisal, back to September 30, 2009 time period, resulted in an upward adjustment of approximately $900 per acre. Therefore, we believe the combination of the discounted broker's price opinion from March 2009 and retrospective adjusted raw land value from the independent third-party appraiser supports the value assigned.

We estimated the aggregate value of the fully and partially developed lots at $5.45 million, which was obtained through an independent third party appraisal performed in March 2010. This estimate is considered conservative based upon the decline in property values noted above. These assets, when combined with the current value of cash balances and other assets owned by the partnership (net of our partner's share) resulted in an aggregate value of NASB's portion of the interest in the partnership of $15.45 million at September 30, 2009, $3.07 million less than our carrying value.

For the December 31, 2009, period, we delayed the filing of our 10-Q to give time to complete an independent third-party appraisal, which was received in April 2010, with an as-of date of March 31, 2010.
The appraisal valued the fully and partially developed lots (phases 1 through 4) at $5.45 million. The 1,058 acres of raw ground were valued at $9,650 per acre, down from our September 2009 estimate of $10,500 per acre. These assets, when combined with the value of cash balances and other assets of the partnership (net of our partner's share) resulted in a valuation of NASB's portion of the interest in the partnership at December 31, 2009, of $14.94 million, $3.58 million less than our carrying value.

The primary difference in valuation of this method between September and December 2009 was the reduction in value per acre of the raw ground from $10,500 per acre to $9,650 per acre.


Central Platte Valuation Method #2:
-----------------------------------
This method uses the net present value of estimated future cashflows from a) the sale of the fully-developed lots, b) the development and sale of partially-developed lots, c) the operation of the Home Owners Association ("HOA") and maintenance of amenities, and d) the value of remaining raw ground as derived from a real estate appraisal. This method presumes that our investment is first recovered from the future cashflows from lot sales and maintenance of amenities, then from the appraised value of the remaining raw ground. Since the amenities have already been built in the subdivision, their valuation presumes a discounted cashflow for that which a wholesale buyer of the property would not otherwise be required to expend for such amenities, at a later date.

At September 30, 2009, there were 240 lots remaining in Phases 1-4. Management's estimate of quarterly lot sales projected that 135 of the fully developed lots would be sold through September 30, 2013. The remaining 105 lots were projected to be sold between December 31, 2013, and December 31, 2014. However, these are partially developed lots, and would require additional cash outflows to complete, which are considered in our model. Quantitative inputs, included; .25% annual increase in lot prices, 6% sales commission per lot, and a 15% discount rate. Qualitatively, we considered the projected level of lot prices to be reasonable and the projected sales commission is commensurate with those of similar property sales in our market. The 15% discount rate was commensurate with discount rates being utilized by appraisers in our market and consistent with the discount rate utilized internally in evaluation of similar projects, during our quarters ended June 30, 2009, and September 30, 2009. Also, using the adjusted broker's price opinion mentioned in Method #1, we estimated the value of the 1,058 acres of raw ground at $10,500 per acre. As indicated above, based on our operating agreement, the cash flows are first used to repay NASB for it's investment in development costs. Our estimated sale projections indicated that at June 30, 2014, NASB would have received back it's investment for such costs. As of September 30, 2009, this method resulted in a total valuation of NASB's interest in the partnership of $17.8 million, $686,000 less than our carrying value.

At December 31, 2009, there were still 240 lots remaining in phases 1 through 4. During that quarter, we increased the discount rate to 18% from the previous 15% used for the period ended September 30, 2009. These rates were supported by general market consensus during each of these periods and generally coincided with our observation of similar discount rates used in real estate appraisals of other properties received by NASB during the commensurate timeframes.
Also, we used the appraised value of raw ground portion of $9,650 per acre, down from our September 30, 2009, estimate of $10,500 per acre, as described in Method #1. As of December 31, 2009, this method resulted in a total valuation of NASB's interest in the partnership of $16.25 million, $2.27 million less than our carrying value.

The primary difference in valuation of this method between September and December 2009 was the reduction in value per acre of the raw ground from $10,500 per acre to $9,650 per acre and an increase in the discount rate from 15% to 18%.


Central Platte Valuation Method #3:
-----------------------------------
This method employs the same components, quantitative measures, and qualitative inputs as Method #2, but differs in the presumed timing of which portion of the property will provide cashflows first. Specifically, it presumes that our investment will first be recovered from the portion of the property that is raw ground, and then from the net present value of estimated future cashflows from sales of the fully-developed and partially-developed lots, along with the operation of the HOA and maintenance of amenities over that time. As with Method #2, the value of existing amenities is derived by discounting the estimated future cashflows that a buyer would not have to otherwise spend to add the amenities at a later date.

For the period ended September 30, 2009, this method resulted in a total valuation of NASB's interest in the partnership of $19.8 million, $1.27 million greater than our carrying value. As of December 31, 2009, this method resulted in a total valuation of NASB's interest in the partnership of $18.35 million, $176,000 less than our carrying value.


Central Platte Valuation Method #4:
-----------------------------------
This valuation method uses a net present value of estimated future cash flows resulting from the sale of fully and partially developed lots, the operation of the HOA and related maintenance expense, plus estimated costs and income from the future land development and sale of lots from the portion currently raw land. Management continues to perform this valuation method each quarter; however, because our estimated timeframe to "build-out" the entire subdivision exceeds 18-years, we believe the cashflow estimates for years 5 and beyond are so far into the future that their timing and amount estimates are unreliable. Therefore, management has decided to exclude its results from this method in the final impairment calculation.

If this method had been used, as of September 30, 2009, it would have resulted in a total valuation of NASB's interest in the partnership of $19.28 million, $755,000 greater than our carrying value. As of December 31, 2009, this method would have resulted in a total valuation of NASB's interest in the partnership of $18.95 million, $422,000 greater than our carrying value.


Central Platte - Averaging of Methods:
--------------------------------------
For both September 30, 2009, and December 31, 2009, periods, we used a simple average of Valuation Methods 1, 2, and 3, which essentially gives each an equal "weighting" of 33%. As described, above, we disregarded the results of Method 4. The following table presents the averaging of the three used methods for September 30, 2009, and December 31, 2009. Dollar amounts are presented in thousands.


                                As of           As of
                               9/30/09        12/31/09
                              ---------       ---------
Method #1                     $ (3,069)       $ (3,582)

Method #2                         (686)         (2,269)

Method #3                        1,268            (176)
                                -------         -------

Average                       $   (829)       $ (2,009)
                                =======         =======

After Tax Effect              $   (510)       $ (1,236)
                                =======         =======


For September 30, 2009, the average of methods 1, 2, and 3, resulted in impairment of $829,000, or $510,000 after tax effect. This amount was 0.05% of total assets and 2.8% of pre-tax income at September 30, 2009, which we deeded immaterial to our consolidated balance sheets and results from operations.

For December 31, 2009, the average of methods 1,2, and 3, resulted in impairment of $2 million, or $1.24 million after taxes. This amount was only 1.3% of total assets but was 37% of our annualized pre-tax income, which we deemed to be material to our results from operations.

Going forward, management plans to commission an annual third-party appraisal on Central Platte at least annually. For the reporting periods that occur between the annual appraisal dates, management will adjusts the appraised value for any known changes in real estate market conditions or any applicable changes in the property (such as lot sales), that would have occurred since the prior appraisal.


NBH, LLC
--------

As background, the NBH property consists solely of 86.4 acres of raw ground intended for commercial development with no estimated cashflow until its bulk sale; therefore, we do not incorporate a discounting of estimated cashflow into our valuation methodology as with Central Platte. An estimate of appraised value, or an independent third-party appraisal, is the only valuation method used to measure impairment. We did not have a third-party independent appraisal as of September 30, 2009, or December 31, 2009.

For the period ended September 30, 2009, we performed an internal evaluation using an appraisal on this property from June 2006, which established a value at that time of $3.5 million. We adjusted that appraisal downward 35% based on changes in the Moody's/REAL Commercial Property Price Index (CPPI) for all property types, which was 170.24 in June 2006 versus 109.61 in September 2009, a decrease of approximately 35%. The resulting $2.25 million value was approximately $237,500 ($146,000 after taxes) less than our carrying value. This amount was 0.015% of total assets and 0.8% of pre-tax income at September 30, 2009, which we deeded immaterial to our consolidated balance sheets and results from operations.

For the period ended December 31, 2009, we performed a similar internal evaluation using the same third-party appraisal from June 2006. We adjusted that appraisal downward 33% based on changes in the Moody's/REAL Commercial Property Price Index (CPPI) for all property types, which was 170.24 in June 2006 versus 113.58 in December 2009, a decrease of approximately 33%. The resulting $2.34 million value was approximately $156,000 ($96,000 after taxes) less than our carrying value. This amount was 0.015% of total assets and 0.8% of pre-tax income at September 30, 2009, which we deeded immaterial to our consolidated balance sheets and results from operations.


We updated our impairment analysis for both Central Platte and NBH at September 30 2010, utilizing independent third party appraisals which were obtained as of that date.


If you have additional questions or comments, you may contact me by telephone at 816-765-2200 or by email at rnyhus@nasb.com.


Sincerely,

/s/ Rhonda Nyhus

Rhonda Nyhus
Vice President and Treasurer